* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EDT) on September 27, 2022.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual Meeting to be held on September 29, 2022 at 10:30 a.m. local time at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2022 Annual Meeting Proxy Card - Jowell Global Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND "FOR" PROPOSAL 2

(1) Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION:TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Zhiwei Xu
02 Dan (Jessie) Zhao
03 Haitao Wang
04 Y. Tristan Kuo
05 William Morris

(2) To ratify the appointment of Friedman, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date ______________________

Signature ______________________

Signature, if held jointly ______________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

JOWELL GLOBAL LTD.

Annual Meeting of Shareholders

September 29, 2022

JOWELL GLOBAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Zhiwei Xu, with full power of substitution, as proxy to represent and vote all shares of Ordinary Shares of Jowell Global Ltd. (the "Company"), which the undersigned will be entitled to vote if personally present (September 28, 2022, at 10:30 p.m., U.S. Eastern Time), at the corporate headquarters of the Company, located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082, upon matters set forth in the Notice of 2022 Annual General Meeting of Stockholders, a copy of which has been received by the undersigned. Each Ordinary Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR ALL DIRECTOR NOMINEES, FOR PROPOSAL 2, AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

☐ Please check here if you plan to attend the Annual General Meeting of Stockholders on September 29, 2022 at 10:30 am local time (September 28, 2022 at 10:30 pm U.S. EDT)

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)